SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CTM MEDIA HOLDINGS, INC.
(Name of Subject Company (Issuer))

CTM MEDIA HOLDINGS, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

Class A – 22944D 104
Class B – 22944D 203
(CUSIP Number of Class of Securities)

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907
(203) 323-5161
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq.
c/o Outside Counsel Solutions
1430 Broadway, Suite 1615
New York, NY 10018
(646) 328-0795

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,069,014.30	$171.25

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of the aggregate of 2,790,013 shares of Class A common stock, $0.01 par value, or Class B common stock, $0.01 par value, each at the price of $1.10 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

                This issuer Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by CTM Media Holdings, Inc., a Delaware corporation, in connection with its offer to purchase up to an aggregate of 2,790,013 shares of its Class A common stock, $0.01 par value per share, and/or Class B common stock, $0.01 par value per share or any combination thereof, up to a maximum of 2,790,013 shares in the aggregate. CTM Media Holdings, Inc. is offering to purchase these shares at a price of $1.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2009, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.

                The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

                The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address

                The name of the subject company is CTM Media Holdings, Inc., a Delaware corporation (“CTM” or the “Company”), and the address of its principal executive office and its mailing address is 11 Largo Drive South, Stamford, CT 06907. The telephone number of its principal executive offices is (203) 323-5161. The information set forth in “Section 9. Certain Information about CTM” of the Offer to Purchase is incorporated herein by reference.

(b) Securities

                The subject securities are Class A common stock, $0.01 par value per share, and Class B common stock, $0.01 par value per share, of CTM. The number of shares of the Class A common stock outstanding on November 16, 2009 was 1,258,818. The number of shares of the Class B common stock outstanding on November 16, 2009 was 6,923,450.  The total number of shares of Class C common stock, $0.01 par value per share, which is convertible into shares of Class A common stock, outstanding on November 16, 2009 was 1,090,775.

(c) Trading Market and Price

                There is no established trading market for either Class A common stock or Class B common stock. Since September 14, 2009, the date of the Spin-Off, there have been limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink OTC Markets and trade under the symbols “CTMMA” and “CTMMB,” respectively. Certain information about recent sales prices of CTM’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see Item 2(a) above.

                The following table lists each person specified in Instruction C to Schedule TO. The address and telephone number of each person is the same as CTM’s in Item 2(a) above.

Name	Title
Howard S. Jonas	Chairman of the Board and Director
Marc E. Knoller	Chief Executive Officer, President and Director
Leslie B. Rozner	Chief Financial Officer, Treasurer and Corporate Secretary
Jan Buchsbaum	Director
Perry Davis	Director
Dr. Elion Krok	Director

Item 4. Terms of the Transaction.

(a) Material Terms

                The information about the terms of the transaction set forth in the “Summary Term Sheet,” “Section 1. Number of Shares; Proration,” “Section 2. Tenders by Owners of Fewer than 100 Shares,” “Section 3. Procedure for Tendering Shares,” “Section 4. Withdrawal Rights,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Certain Conditions of the Offer,” “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase,” “Section 10. Source and Amount of Funds,” “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act,” “Section 13. Legal Matters; Regulatory Approvals,” “Section 14. Material United States Federal Income Tax Consequences,” “Section 15. Extension of the Offer; Termination; Amendments,” “Section 16. Solicitation Fees and Expenses,” and “Section 17. Miscellaneous” of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)  Purchases

                There is no restriction on CTM’s directors and executive officers participating in the Offer. However, CTM’s directors and executive officers have indicated that they will not tender shares beneficially owned by them into the Offer. See “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase for a more detailed discussion of the interests of insiders or affiliates in the transaction. The percentage of shares owned by the non-tendering executive officers and directors of CTM will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities

                The information set forth in “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes

                The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired

                The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(c) Plans

                The information set forth in “Section 12. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds

                The information set forth in “Section 10. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions

                The information set forth in “Section 6. Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds

                Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership

                The information set forth in “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions

                The information set forth in “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations

                The information set forth in “Section 16. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information

                Not applicable.

(b) Pro Forma Information

                Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings

                (1) The information set forth in “Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

                (2) The information set forth in “Section 13. Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference

                (3) Not applicable.

                (4) Not applicable.

                (5) To the knowledge of CTM, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information

                None.

Item 12. Exhibits.

(a)(1)	Offer to Purchase, dated November 17, 2009.

(a)(2)	Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Form of Letter to Stockholders of CTM dated November 17, 2009.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2009.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Press Release, dated November 17, 2009.

(b)	Not applicable.

(d)(1)	Restricted Stock Agreement between the Company and Mr. Jonas (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed October 20, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

                Not applicable.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009

CTM Media Holdings, Inc.

By:	/s/ Marc E. Knoller
	Name:	Marc E. Knoller
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Purchase, dated November 17, 2009.

(a)(2)	Letter of Transmittal, together with IRS Form W-9.

(a)(3)	Letter to Stockholders of CTM dated November 17, 2009.

(a)(4)	Notice of Guaranteed Delivery.

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 17, 2009.

(a)(6)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

(a)(7)	Press Release, dated November 17, 2009.

(b)	Not applicable.

(d)(1)	Restricted Stock Agreement between the Company and Mr. Jonas (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed October 20, 2009).

(g)	Not applicable.

(h)	Not applicable.